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Exhibit 16(a)(5)(b)

FOR IMMEDIATE RELEASE

                     CODDLE CREEK FINANCIAL CORP. ANNOUNCES
                     COMPLETION OF ITS ODD-LOT TENDER OFFER

     Mooresville, North Carolina - (November 20, 2003) - Coddle Creek Financial Corp. (OTCBB: CDLC) today announced that its tender offer for the purchase of all shares of its common stock held by persons owning 99 or fewer shares as of the close on September 19, 2003 expired at 12:00 p.m., Eastern Standard Time, on Monday, November 10, 2003. The Company has accepted for purchase pursuant to the odd-lot tender offer 7,032 shares of its common stock from tendering shareholders. The Company will pay $38.00 for each share purchased, and payment for the shares tendered will be made promptly.

     Resulting in large part from the shares purchased in this odd-lot tender offer, the Company estimates that it now has fewer than 300 shareholders of record, which is required in order for the Company to qualify to de-register its common stock with the Securities and Exchange Commission and go private. Thus, the Company's Board of Directors anticipates that the Company will de-register its common stock and cease being a reporting company of the Securities and Exchange Act of 1934, as amended. In addition, Coddle Creek Financial Corp. will notify the OTC Bulletin Board ("OTCBB") of this filing, and its common stock will cease to be quoted on the OTCBB.

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